UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
EMISPHERE TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
291345106
(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 30, 2008
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages

CUSIP No.:	291345106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		4,982,842

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,982,842

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,982,842

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.5%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,663,425

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,663,425

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,663,425

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,704,169

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,704,169

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,704,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,174,483

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,174,483

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,174,483

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.0%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		10,837,908

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,837,908

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,837,908

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.7%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		10,847,568

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,847,568

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,847,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.7%

14	TYPE OF REPORTING PERSON (See Instructions)

	IN; HC

Item 5. Interest in Securities of the Issuer
SIGNATURES

     This Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”) and Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). This Amendment No. 5 is being filed by the Reporting Persons to report the increase in the number of Shares which the Reporting Persons may be deemed to beneficially own as a result of the receipt by the Reporting Persons of additional 11% Senior Secured Convertible Notes (the “Convertible Notes”) of the Issuer as paid-in-kind interest on the Convertible Notes already held by the Reporting Persons. The Convertible Notes are immediately convertible into Shares upon receipt thereof by the Reporting Persons. Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005 (the “Schedule 13G”). Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 3.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:
     According to the Issuer’s report on Form 10-Q for the quarter ended March 31, 2008, the number of Shares outstanding was 30,336,928 as of May 2, 2008.

All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise or vesting of Warrants, restricted stock or stock options currently owned by the Reporting Persons, and assuming such Reporting Person’s Convertible Notes were converted into Shares as of such date.
     (a) (i) Master Account may be deemed the beneficial owner of 4,982,842 Shares (approximately 15.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). This number consists of (A) 3,123,626 Shares held for the account of Master Account, (B) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (C) 1,022,320 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes.
          (ii) Capital Partners (100) may be deemed the beneficial owner of 680,583 Shares (approximately 2.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 424,818 Shares held for the account of Capital Partners (100), (B) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (C) 139,804 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes.
          (iii) Advisors may be deemed the beneficial owner of 5,663,425 Shares (approximately 17.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 3,123,626 Shares held for the account of Master Account, (2) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (3) 1,022,320 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, and (B) (1) 424,818 Shares held for the account of Capital Partners (100), (2) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (3) 139,804 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes.
          (iv) Institutional Partners II may be deemed the beneficial owner of 1,470,314 Shares (approximately 4.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 317,369 Shares held for the account of Institutional Partners II, (B) 40,576 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (C) 1,112,369 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes.
          (v) Institutional Partners IIA may be deemed the beneficial owner of 3,704,169 Shares (approximately 11.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 799,549 Shares held for the account of Institutional Partners IIA, (B) 102,225 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (C) 2,802,395 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.
          (vi) Institutional Advisors II may be deemed the beneficial owner of 5,174,483 Shares (approximately 15.0% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 317,369 Shares held for the account of Institutional Partners II, (2) 40,576 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (3) 1,112,369 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes and (B) (1) 799,549 Shares held for the Account of Institutional Partners IIA, (2) 102,225 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 2,802,395 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.
          (vii) Fund Management may be deemed the beneficial owner of 10,837,908 Shares (approximately 29.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 3,123,626 Shares held for the account of Master Account, (2) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (3) 1,022,320 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (B) (1) 424,818 Shares held for the account of Capital Partners (100), (2) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (3) 139,804 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes, (C) (1) 317,369 Shares held for the account of Institutional Partners II, (2) 40,576 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to purchase Shares and (3) 1,112,369 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, and (D) (1) 799,549 Shares held for the account of Institutional Partners IIA, (2) 102,225 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 2,802,395 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.
          (viii) Dr. Rachesky may be deemed the beneficial owner of 10,847,568 Shares (approximately 29.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 3,123,626 Shares held for the account of Master Account, (2) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (3) 1,022,320 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (B) (1) 424,818 Shares held for the account of Capital Partners (100), (2) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (3) 139,804 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes, (C) (1) 317,369 Shares held for the account of Institutional Partners II, (2) 40,576 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to purchase Shares and (3) 1,112,369 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, (D) (1) 799,549 Shares held for the account of Institutional Partners IIA, (2) 102,225 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 2,802,395 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes, (E) 7,000 Shares that can be obtained upon the exercise of an option to purchase Shares at a price of $3.76 per share in connection with an award of stock options which vested on October 20, 2007 and (F) 2,660 Shares held for his own account.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 4,982,842 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 4,982,842 Shares which may be deemed to be beneficially owned by Master Account as described above.
          (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 680,583 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 680,583 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.
          (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 5,663,425 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 5,663,425 Shares which may be deemed to be beneficially owned by Advisors as described above.

          (iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,470,314 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 1,470,314 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.
          (v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 3,704,169 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 3,704,169 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.
          (vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 5,174,483 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 5,174,483 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.
          (vii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 10,837,908 Shares which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 10,837,908 Shares which may be deemed to be beneficially owned by Fund Management as described above.
          (viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 10,847,568 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 10,847,568 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     Except as otherwise disclosed herein, there have been no transactions with respect to the Shares in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
          (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
          (iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.
          (iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.
     (e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 2, 2008	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

/s/ Hal Goldstein, Attorney in Fact